838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-446 January 20, 2022

Platinum Group Metals Ltd. To Purchase And Cancel US $20 Million Convertible Notes

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") has entered into privately negotiated agreements with the beneficial owners of US $20 million of the Company's 6 7/8% Convertible Senior Subordinated Notes (the "Notes") due July 1, 2022 under which the Company will purchase and cancel the Notes.  The Notes were originally sold to institutional investors on June 30, 2017.  On the purchase of the Notes, the Company will issue to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares of the Company in consideration for the principal outstanding balance of the Notes, being a price of approximately US $1.695 per share and the Company will pay accrued and unpaid interest on the Notes in cash.  US $12.0 million of the Notes will be purchased from an affiliate of Kopernik Global Investors, LLC. and US $8.0 million of the Notes will be purchased from affiliates of Franklin Templeton Investments ("Franklin").  After giving effect to the purchase and cancellation of the Notes, as of today's date, the Company's debt would be reduced to US $3.0 million.

Franklin is a "related party" of the Company (as defined by Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101")) and the Company is relying on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves Franklin, exceeds 25 per cent of the Company's market capitalization calculated in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the expected closing date of the above transactions as it has negotiated the above transactions on an expedited basis.

Closing of the above transactions will be subject to customary closing conditions, including Toronto Stock Exchange ("TSX") and NYSE American approvals and compliance with the terms of the Note indenture.  The Common Shares issuable upon the purchase of the Notes have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and in Canada will be subject to a four month restricted period from the issue date of the Common Shares. The Company may rely on the exemption for "Eligible Interlisted Issuers" under Section 602.1 of the TSX Company Manual in connection with the listing of the common shares on the TSX.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Mnombo Wethu Consultants (Pty) Ltd., Japan Oil, Gas and Metals National Corporation and Hanwa Co. Ltd.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include but are not limited to statements regarding the proposed note and common share purchase transactions, including statements regarding their terms, satisfaction of closing conditions, completion and implications for the Company. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the potential inability to obtain required regulatory approvals and satisfy other applicable closing conditions; possible adverse impacts due the global outbreak of COVID-19 (as described above); the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company's wholly owned subsidiary located in South Africa ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") to Sprott, under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.